

15007916

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[x] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2014

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period __________ to __________

Commission File Number 001-10691

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DIAGEO NORTH AMERICA, INC. 401(k) RETIREMENT SAVINGS PLAN FOR UNION EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DIAGEO PLC
Lakeside Drive
Park Royal
London NW10 7HQ
England

DIAGEO NORTH AMERICA, INC. 401(k) RETIREMENT SAVINGS PLAN FOR UNION EMPLOYEES

Financial Statements and Supplemental Schedule

December 31, 2014 and 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

DIAGEO NORTH AMERICA, INC. 401(k) RETIREMENT SAVINGS PLAN FOR UNION EMPLOYEES

Table of Contents

Other schedules required by Section 103(c)(5) of the Employee Retirement Income Security Act of 1974, as amended (ERISA) have not been included as the information is not applicable.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Employee Benefits Administration Committee
Diageo North America, Inc. 401(k) Retirement Savings Plan for Union Employees:

We have audited the accompanying statements of net assets available for benefits of the Diageo North America, Inc. 401(k) Retirement Savings Plan for Union Employees (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule H, Line 4(i)-schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule H, Line 4(i)-schedule of assets (held at end of year) as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

KPMG LLP

June 26, 2015

DIAGEO NORTH AMERICA, INC. 401(k) RETIREMENT SAVINGS PLAN FOR UNION EMPLOYEES

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

		2014		2013
Assets:				
Plan interest in the Diageo North America, Inc. Master Trust, at fair value	$	10,858,416	$	10,749,482
Notes receivable from participants		1,176,397		913,397
Contributions receivable from participants		36,524		37,572
Total assets		12,071,337		11,700,451
Adjustment from fair value to contract value for interest in commingled funds relating to fully benefit-responsive investment contracts (note 2(b))		(10,131)		(9,665)
Net assets available for benefits	$	12,061,206	$	11,690,786

See accompanying notes to financial statements.

DIAGEO NORTH AMERICA, INC. 401(k) RETIREMENT SAVINGS PLAN FOR UNION EMPLOYEES

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2014 and 2013

	2014	2013
Additions to net assets attributed to:		
Plan interest in the Diageo North America, Inc. Master Trust investment income	$ 482,227	$ 1,255,075
Interest on notes receivable from participants	18,298	15,110
Participants contributions	808,133	847,267
Total additions	1,308,658	2,117,452
Deductions from net assets attributed to:		
Benefits paid to participants	926,680	578,336
Administrative fees	11,558	7,619
Total deductions	938,238	585,955
Net increase	370,420	1,531,497
Net assets available for benefits:		
Beginning of year	11,690,786	10,159,289
End of year	$ 12,061,206	$ 11,690,786

See accompanying notes to financial statements.

DIAGEO NORTH AMERICA, INC. 401(k) RETIREMENT SAVINGS PLAN FOR UNION EMPLOYEES

Notes to Financial Statements

December 31, 2014 and 2013

(1) Plan Description

The following description of the Diageo North America, Inc. 401(k) Retirement Savings Plan for Union Employees (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan sponsored by Diageo North America, Inc. (the Company, Diageo or Plan Sponsor). It is intended that the Plan and its Trust be qualified and exempt under Sections 401(a) and 501(a) of the Internal Revenue Code of 1986 (the Code), as amended from time to time, and meet the requirements of Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Eligibility

Employees who are members of the International Guards Union Local #46, National Conference of Firemen & Oilers, Serviced Employees International Union S.C./6 Local #513, United Paperworkers Union Local #1737-2, Liquor and Wine Sales Representatives, Warehousemen, Clerical, Distillery, Rectifying, Tire Plastic and Allied Workers Union Local #3 are eligible to participate in the Plan. Participants are enrolled within the Plan the first day of any payroll period once an employee meets the eligibility requirements.

(c) Contributions

Participants may contribute annually up to 50% of their salary either pre-tax, after-tax or both, as defined in the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 15 mutual funds, 11 commingled trusts, one money market fund and a company stock fund invested in American Depository Receipt (ADR) shares of Diageo plc as investment options for participants.

All employees who are eligible to contribute under the Plan and who have attained age 50 or older before the close of the Plan year are eligible to make catch-up contributions in accordance with Code Section 414(v).

Effective January 1, 2003, the Plan terminated Company contributions. Nonvested Company contributions are used to pay Plan expenses.

(d) Participant Accounts

Each participant's account is credited with participant's contributions, and investment earnings or losses and charged with administrative expenses and withdrawals. Allocations are based on participant earnings or account balances, as defined. The participant is entitled to their vested account balance upon termination, death, retirement, or disability under the Company's Long-Term Disability Plan.

(e) Vesting

Participants are immediately vested in their contributions plus actual earnings or losses thereon.

(f) Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates equal to the Prime Rate published in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions. The loans are payable over 5 years, or 25 years for loans taken for primary residential loans.

(g) Payment of Benefits

Distributions from the Plan are eligible to be paid upon retirement, attainment of age 59½, hardship, termination of employment, death, or disability under the Company's Long-Term Disability Plan.

If a participant's account balance is greater than $5,000, the participant may leave the account in the Plan until age 70 ½ and may elect to receive a lump sum distribution, a rollover to another qualified plan (or Individual Retirement Account), or quarterly or annual installments over a period elected by the participant.

If a terminated participant's account balance is greater than $1,000 but not more than $5,000, the amount will be distributed to the participant as soon as practicable. If the participant does not elect to receive the distribution as a lump sum or a direct rollover to an eligible retirement plan or individual retirement plan (IRA) chosen by the participant, the Plan Sponsor will pay the distribution as a direct rollover to an IRA designated by the Plan Sponsor.

If the participant's account balance is $1,000 or less, the distribution is made from the Plan in a lump sum cash distribution.

Upon the death of a participant, the designated beneficiary, or the participant's estate if no beneficiary is designated, is entitled to 100% of the participant's account.

(h) Forfeited Accounts

Forfeitures of nonvested Company contributions for participants may be used to pay Plan expenses. Unallocated forfeitures as of December 31, 2014 and 2013 amounted to $513 and $1,768, respectively.

During 2012, the Plan Sponsor identified an operational error affecting the Plan related to use of an improper forfeiture suspense account that amounted to $1,520. The Plan Sponsor elected to correct the operational error using a Voluntary Correction Program submission (under the IRS Employee Plans Compliance Resolution System) in conjunction with the advice of tax counsel. The IRS approved the plan for the Plan Sponsor to used the remaining forfeiture balance by December 31, 2013. The forfeitures attributable to the improper suspense account were used in 2014 to pay for plan expenses attributable to the 2013 Plan year. The Plan Sponsor will bear any costs related to this error correction and does not believe this error will impact the Plan's tax status.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

(b) Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a commingled funds. The statements of net assets available for benefits presents the fair value of the investment in the commingled funds as well as the adjustment of the investment in the commingled funds from fair value to contract value relating to the fully benefit-responsive investment contracts. The statements of changes in net assets available for benefits is prepared on a contract value basis.

(c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d) Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

(e) Administrative Expenses

Expenses reasonably incurred in the administration of the Plan are paid by the Plan. Certain costs of establishing and administering the Plan have been paid by the Plan Sponsor and, accordingly, are not included as administrative expenses of the Plan.

(f) Benefit Payments

Benefits are recorded when paid.

(Continued)

(3) Investment in Master Trust

Effective December 31, 2010, the Plan transferred participant investments to the Diageo North America, Inc. Master Trust (Master Trust), which was established for the Plan and another Company sponsored defined contribution plan. Each defined contribution plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Fidelity Management Trust Company, the trustee. Investment income (loss) and administrative expenses relating to the Master Trust are allocated to the individual defined contribution plans based upon balances invested by each defined contribution plan.

(4) Master Trust Financial Information

The Plan's specific interest in the Master Trust is credited or charged for contributions, transfers and benefit payments relating to its participants. Realized gains and losses and changes in net unrealized appreciation or depreciation on investments, income from investments and expenses are allocated to the Plan based on the Plan's specific interest in the net assets of the Master Trust. At December 31, 2014 and 2013, the Plan's interest in the net assets of the Master Trust was approximately 4%.

The following table presents the fair values of investments held by the Master Trust as of December 31, 2014 and 2013 and the net investment activity for the Master Trust for the years then ended:

	2014	2013
Investments at fair value:		
Mutual funds	$ 130,910,825	$ 127,265,490
Commingled funds	116,661,984	114,158,770
Diageo common stock fund	15,594,658	19,886,026
Money market fund	9,112,882	9,631,225
	$ 272,280,349	$ 270,941,511

Investment income of the Master Trust for the years ended December 31, is as follows:

	2014	2013
Investment income:		
Net appreciation (depreciation) in fair value of:		
Mutual funds	$ 972,182	$ 19,619,646
Commingled funds	5,756,318	12,149,116
Diageo common stock fund	(1,984,230)	2,834,239
	4,744,270	34,603,001
Interest and dividends	7,402,573	6,441,152
	$ 12,146,843	$ 41,044,153

The Master Trust holds investments in a stable value fund (the fund), included in commingled funds, which consists of fully benefit-responsive investment contracts. The fund invests in fixed income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements that aid in the preservation of capital within the fund enabling a competitive level of income over time. The majority of the portfolios are made up of government, corporate, mortgage-backed and asset-backed securities.

The fully benefit-responsive investment contracts are issued by investment grade financial institutions and serve to preserve the value of the fund's investments by mitigating fluctuations in the market value of the associated bond portfolio. These investment contracts are fully benefit-responsive in that they allow for participant withdrawals at contract value for benefit-responsive requirements. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The contract value of these contracts was $18,423,147 and $21,743,108 as of December 31, 2014 and 2013, respectively.

The average yield was 1.70% and 1.59% at December 31, 2014 and 2013, respectively. The average crediting interest rate was 1.38% and 1.14% at December 31, 2014 and 2013, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed by the investment manager on a quarterly basis for resetting.

Certain events, such as layoffs or early retirement incentives, may limit the ability of participants to access their investments at contract value. The likelihood of such events limiting the ability of the Master Trust to transact at contract value is not probable.

(5) Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Plan follows the fair value measurement guidance presented by accounting principles generally accepted in the United States of America for financial and nonfinancial assets and liabilities. This guidance defines fair value and provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 — Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;

- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Mutual funds: These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

Commingled funds: Valued at fair value as reported by Fidelity Management Trust Company (the Trustee) based on the NAV of the fund.

Money market: Valued at the NAV of shares held by the Plan at year end.

Diageo common stock fund: represents a unitized employer stock fund and it is comprised of the Company's stock and a short term cash component valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Master Trust's assets at fair value as of December 31, 2014 and 2013:

	Master Trust assets at fair value as of December 31, 2014		
	Level 1	Level 2	Total
Mutual funds:			
Fixed income	$ 15,223,776	$ -	$ 15,223,776
International	14,443,763	-	14,443,763
Large growth	34,564,258	-	34,564,258
Small/Mid U.S. Equity	39,373,424	-	39,373,424
Large blend	24,756,787	-	24,756,787
Balanced	2,548,817	-	2,548,817
Commingled trusts:			
Target date [(a)]	-	97,969,810	97,969,810
Fixed income [(b)]	-	18,692,174	18,692,174
Money market	9,112,882	-	9,112,882
Diageo common stock fund	15,594,658	-	15,594,658
	$ 155,618,365	$ 116,661,984	$ 272,280,349

	Master Trust assets at fair value as of December 31, 2013		
	Level 1	Level 2	Total
Mutual funds:			
Fixed income	$ 16,569,677	$ -	$ 16,569,677
International	14,881,073	-	14,881,073
Large growth	34,504,703	-	34,504,703
Small/Mid U.S. Equity	38,934,534	-	38,934,534
Large blend	9,028,350	-	9,028,350
Large value	10,985,385	-	10,985,385
Balanced	2,361,768	-	2,361,768
Commingled trusts:			
Target date [(a)]	-	92,105,228	92,105,228
Fixed income [(b)]	-	22,053,542	22,053,542
Money market	9,631,225	-	9,631,225
Diageo common stock fund	19,886,026	-	19,886,026
	$ 156,782,741	$ 114,158,770	$ 270,941,511

(a) These investments seek high total return until the target retirement date. Thereafter, the investments' objectives are to seek high current income and, as a secondary objective, capital appreciation. The investments employ a fund-of-funds process by investing in other underlying pools and mutual funds.

(b) This investment generally invests in fixed income securities and its primary objective is to seek preservation of capital, as well as provide a competitive level of income over time consistent with the preservation of capital.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. Net appreciation (depreciation) in fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

The Plan evaluated the significance of transfers between levels based on the nature of the financial instruments and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2014 and 2013, there were no significant transfers in or out of Levels 1, 2 or 3.

(6) Investments

The only investment that represents 5% or more of net assets available for benefits as of December 31, 2014 and 2013 was the Plan's interest in the Master Trust.

(7) Risks and Uncertainties

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with these securities, it is at least reasonably possible that changes in their values will occur in the near term and that such changes could materially affect participants' accounts balances and the amounts reported in the statement of net assets available for benefits.

(8) Related-Party Transactions

Certain Plan investments that include mutual funds, a money market account, and commingled funds are managed by Fidelity Investments through the Master Trust. Fidelity Investments is related to the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees incurred from related parties by the Plan amounted to $11,558 and $7,619 for the years ended December 31, 2014 and 2013, respectively.

The Plan's investments include ADR shares of Diageo plc through the Master Trust. Diageo plc is the parent company of the Plan Sponsor and, therefore, these transactions qualify as party-in-interest transactions.

Notes receivable from participants also qualify as party-in-interest transactions.

(9) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA.

(Continued)

(10) Tax Status

The Plan is based on a prototype plan. The Internal Revenue Service (IRS) informed the prototype plan sponsor, in an opinion letter dated March 31, 2008, that the form of the Plan is acceptable under the requirements of the Internal Revenue Code. An employer may rely on a favorable opinion letter issued to a prototype sponsor as evidence that the plan is qualified under Code Section 401(a) as provided in Revenue Procedure 2011-49. Although the plan has been amended since receiving the determination letter, the plan administrator believes that the current plan is designed and being operated in compliance with applicable requirements of the IRC so that the plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

(11) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of and for the years ended December 31:

		2014		2013
Net assets available for benefits per the financial statements	$	12,061,206	$	11,690,786
Adjustment from fair value to contract value for interest in commingled fund relating to fully benefit-responsive investment contacts		10,131		9,665
Net assets available for benefits per the Form 5500	$	12,071,337	$	11,700,451
Net increase in net assets available for benefits per the financial statements	$	370,420	$	1,531,497
Change in adjustment from fair value to contract value for interest in commingled fund relating to fully benefit-responsive investment contracts		466		(7,777)
Total increase in net assets available for benefits per the Form 5500	$	370,886	$	1,523,720

DIAGEO NORTH AMERICA, INC. 401(k) RETIREMENT SAVINGS PLAN FOR UNION EMPLOYEES

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

As of December 31, 2014

Identity of issue	Description of investment including maturity date and rate of interest	Cost	Current value
* Participant Loans	Loans to participants with interest rates ranging from 3.25% to 10.5% and maturity dates ranging from 2015 to 2025	$ -	$ 1,176,397

* Represents a party-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee of Diageo North America, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Diageo North America, Inc. 401(k) Retirement Savings Plan for Union Employees

Date: 6/29/2015

By: Melissa James
Name: Melissa James
Title: VP NA Total Rewards & Talent

EXHIBITS

The following Exhibit is being filed with this Annual Report on Form 11-K:

Exhibit Number	Exhibit
23	Consent of Independent Registered Public Accounting Firm

Consent of Independent Registered Public Accounting Firm

The Employee Benefits Administration Committee
Diageo North America, Inc. 401(k) Retirement Savings Plan for Union Employees:

We consent to the incorporation by reference in the registration statement (No. 333-172413) on Form S-8 of Diageo plc of our report dated June 26, 2015, with respect to the statements of net assets available for benefits of the Diageo North America, Inc. 401(k) Retirement Savings Plan for Union Employees as of December 31, 2014 and 2013, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4(i) – schedule of assets (held at end of year) as of December 31, 2014, which report appears in the December 31, 2014 annual report for Form 11-K of the Diageo North America, Inc. 401(k) Retirement Savings Plan for Union Employees.

KPMG LLP

New York, New York
June 26, 2015